[Letterhead of Harley-Davidson Financial Services]

April 13, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549

Attention: Mr. Max A. Webb

Assistant Director

Re:	Harley Davidson Customer Funding Corp. Registration Statement as amended by Post-Effective Amendment No. 2, Filed March 27, 2006, File No. 333-124935

Dear Mr. Webb:

Harley Davidson Customer Funding Corp. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the same will be effective at 2:00 p.m. (Eastern Standard Time) on Thursday, April 13, 2006, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(i)    should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Michael T. Mullins at (312) 558-7568 to provide notice of effectiveness of the Registration Statement.

HARLEY DAVIDSON CUSTOMER FUNDING CORP.

/s/ Perry A. Glassgow
Perry A. Glassgow
Vice President and Treasurer